UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 13)

Under the Securities Exchange Act of 1934

INTREPID POTASH, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

46121Y102

(CUSIP Number)

Hugh E. Harvey, Jr.

c/o Ondrish and Associates

1660 Lincoln Street, Suite 2200

Denver, CO 80264

(303) 298-7262

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 46121Y102
1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Harvey Operating and Production Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Colorado
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 608,508
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 608,508
	10.	Shared Dispositive Power 0 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 608,508 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5% (2)
14.	Type of Reporting Person (See Instructions) CO

(1) Excludes 1,720,923 shares of Common Stock of the Issuer held by Intrepid Production Corporation, which may be deemed to be beneficially owned by Harvey Operating and Production Company as a result of the relationships among Intrepid Production Corporation and Harvey Operating and Production Company described in Item 6 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Harvey Operating and Production Company that it is the beneficial owner of any shares of Common Stock of the Issuer held by Intrepid Production Corporation.

(2) Based on 13,528,556 shares of Common Stock outstanding as of February 28, 2022.

CUSIP No. 46121Y102	Schedule 13D	Page 2 of 4

Item 1. Security and Issuer

This Amendment No. 13 amends the statement on Schedule 13D filed on May 5, 2008, as amended on December 16, 2008, June 10, 2009, November 12, 2009, January 21, 2010, June 18, 2010, August 17, 2010, August 23, 2010, November 10, 2010, March 24, 2011, September 14, 2011, November 13, 2013 and March 23, 2017 (collectively, “Schedule 13D”), by Harvey Operating and Production Company, a Colorado corporation (“HOPCO”) and Hugh E. Harvey, Jr. (“HEH”) with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Intrepid Potash, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

This Amendment is the final amendment to the Schedule 13D and an exit filing for the Reporting Person. Except as set forth herein, the Schedule 13D is unmodified.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby supplemented as follows:

(a) The responses of the Reporting Persons with regard to Items 11 and 13 of the cover pages to this Amendment No. 12 that relate to the aggregate number and percentage of Common Stock beneficially owned by such Reporting Persons are herein incorporated by reference.

(b) The responses of the Reporting Persons with regard to Items 7, 8, 9 and 10 of the cover pages to this Amendment No. 12 that relate to the number of shares as to which such persons have sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition are herein incorporated by reference.

(c) The following transactions in the Common Stock were effected by the Reporting Persons in the 60 days prior to the date of this filing:

(1)	On March 15, 2022, HOPCO sold 600,000 shares of Common Stock in a block trade at a price per share of $64.00.

CUSIP No. 46121Y102	Schedule 13D	Page 3 of 4

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

March 21, 2022
Date

HARVEY OPERATING AND PRODUCTION COMPANY

By: /s/ Hugh E. Harvey, Jr.
Name: Hugh E. Harvey, Jr.
Title: President

March 21, 2022
Date

Hugh E. Harvey, Jr.
Hugh E. Harvey, Jr.